Free Writing Prospectus
Registration Statement No. 333-277211
March 13, 2025
Filed Pursuant to Rule 433
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Equity Index Underlying Supplement dated February 21, 2024)

HSBC — STRUCTURED INVESTMENTS

Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket of Three Equity Indices due April 3, 2030

Trigger Performance Leveraged Upside Securities℠
Principal at Risk Securities

This document provides a summary of the terms of the Trigger PLUS. Investors must carefully review the accompanying free writing prospectus referenced below, prospectus, prospectus supplement and Equity Index Underlying Supplement, and the "Risk Considerations" on the following page, prior to making an investment decision.

INDICATIVE TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	April 3, 2030
Basket:	The basket is equally weighted and composed of three indices (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component level*
The S&P 500® Index (Bloomberg symbol: "SPX")	SPX	1/3	
The EURO STOXX 50® Index (Bloomberg symbol: "SX5E")	SX5E	1/3	
The TOPIX® Index (Bloomberg symbol: "TPX")	TPX	1/3	

*The initial component level for each basket component will be its official closing level on the pricing date.

Payment at maturity:	• If the final value is *greater than* the initial value: $1,000 + the leveraged upside payment • If the final value is less than or equal to the initial value, but greater than or equal to the trigger value: $1,000 • If the final value is *less than* the trigger value: $1,000 x the basket performance factor *This amount will be less than the stated principal amount of $1,000 and will result in a loss of at least 25%, and possibly all, of your investment. All payments on the Trigger PLUS are subject to the credit risk of HSBC.*
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	At least 159.00% (to be determined on the trade date)
Basket percent increase:	(final value – initial value) / initial value
Initial value :	Set equal to 100 on the pricing date
Final value :	100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]
Basket component return:	(final component level – initial component level) / initial component level
Initial component level:	With respect to each basket component, the official closing level of such basket component as set forth under "Initial component level" above, and as determined by the calculation agent on the pricing date.
Final component level:	With respect to each basket component, the official closing level of such basket component on the valuation date.
Trigger value:	75% of the Initial value
Principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS
Pricing date/trade date*:	On or about March 31, 2025
Original issue date*:	On or about April 3, 2025 (3 business days after the pricing date)
Valuation date*:	March 29, 2030
Estimated initial value:	The estimated initial value of the Trigger PLUS on the pricing date is expected to be between $905.00 and $955.00 per Trigger PLUS, which will be less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Risk Factors" in the accompanying free writing prospectus.
CUSIP:	40447CAK6
ISIN:	US40447CAK62
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC.
Free writing prospectus:	https://www.sec.gov/Archives/edgar/data/83246/000110465925023540/tm258081d73_fwp.htm

The pricing date, trade date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Trigger PLUS.



Change in the Basket	Payment at Maturity*
+80.00%	$2,272.00
+60.00%	$1,954.00
+50.00%	$1,795.00
+40.00%	$1,636.00
+30.00%	$1,477.00
+20.00%	$1,318.00
+10.00%	$1,159.00
0.00%	**$1,000.00**
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	**$1,000.00**
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

* Assume a leverage factor of 159%.

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the Trigger PLUS, including a more complete description of the risks relating to the Trigger PLUS. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the Trigger PLUS

- Trigger PLUS do not pay interest and may result in a loss.
- Changes in the levels of the basket components may offset each other.
- The amount payable on the Trigger PLUS is not linked to the value of the basket at any time other than the valuation date.

Risks Relating to the Basket Components

- Investing in the Trigger PLUS is not equivalent to investing in the stocks included in any of the basket components.
- Risks Associated with non-U.S. companies.
- The Trigger PLUS will not be adjusted for changes in exchange rates.

General Risk Factors

- Credit risk of HSBC USA Inc.
- The estimated initial value of the Trigger PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any.
- The price of your Trigger PLUS in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS.
- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS.
- Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.
- The Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- The market price of the Trigger PLUS will be influenced by many unpredictable factors.
- The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.
- The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption "Additional Information About the Trigger PLUS —Tax considerations" concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the Trigger PLUS, the free writing prospectus shall prevail. The issuer has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this preliminary free writing prospectus relates. Before you invest, you should read the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free **1-866-811-8049**.